UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 - 28º andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1. Press Release entitled “Telefônica Brasil S.A. – Minutes of the 233rd Meeting of the Board of Directors - Approval of the corporate reorganization of the Company’s wholly-owned subsidiaries and controlled companies”, dated on June 11, 2013

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881

MINUTES OF THE 233rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: June 11, 2013, at 11:00 a.m., in the head-office of the Company, in the city of São Paulo, State of São Paulo, on Avenue Eng. Luiz Carlos Berrini, nº 1376, Cidade Monções District.

2. ATTENDANCE: The meeting was attended by the undersigned Directors, who represented a quorum pursuant to the terms of the bylaws. In compliance with article 163, §3 of Law no. 6404/76, Messrs. Flavio Stamm, Cremênio Medola Neto and Stael Prata Silva Filho – representatives of the Company’s Statutory Audit Council, were also attending the meeting, in order to provide the necessary explanations.

3. PRESIDING BOARD: Antonio Carlos Valente da Silva – Chairman, and Breno Rodrigo Pacheco de Oliveira – Secretary of the Meeting.

4. RESOLUTIONS: The Chairman of the Board of Telefônica Brasil S.A. (“Company”), Antonio Carlos Valente da Silva, explained that, as it was known to all the attendees, the purpose of the meeting was to review and pass resolutions with respect to the corporate reorganization involving Telefônica’s wholly-owned subsidiaries and controlled companies, as approved under general terms at the Board meeting held on March 15, 2012 concerning the merger into the Company of (i) the spun-off net assets of the Company’s wholly-owned subsidiary, Telefônica Data S.A., a closely-held corporation with head-office in the city of Barueri, State of São Paulo, at Avenida Tamboré, no. 341/371, enrolled with the CNPJ/MF under no. 04.027.547/0001-31 (“TData”); (ii) the portion of the spun-off equity of the Company’s wholly-owned subsidiary, Vivo S.A., a closely-held corporation with head-office in the city of Londrina, State of Paraná, at Avenida Higienópolis, no. 1365, enrolled with the CNPJ/MF under no. 02.449.992/0001-64 (“Vivo”); (iii) the portion of the spun-off equity of the Company’s wholly-owned subsidiary, A. Telecom S.A., a closely-held corporation with head-office in the city of São Paulo, State of São Paulo, on Avenida Roque Petroni Júnior, 1464, 4o andar, parte Lado A, Jardim das Acácias, enrolled with the CNPJ/MF under no. 03.498.897/0001-13 (“ATelecom”); (iv) Telefônica Sistema de Televisão S.A., a closely-held corporation with head-office in the city of São Paulo, State of São Paulo, on Rua Rafael de Barros, no. 209, 9o andar, conjunto 902, Paraíso, enrolled with the CNPJ/MF under no. 05.069.728/0001-93 (“TST”).

Minutes of the 233rd RCA

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 233rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

Accordingly, after studies were carried out, it was deemed necessary to rationalize and simplify the structure of Telefônica’s wholly-owned subsidiaries and controlled companies, by integrating and rationalizing their related and/or complementary activities, in such manner as to allow, at the end of the corporate reorganization process involving such companies, concentration of the activities into only two operating companies, one of them being the Company (to concentrate the provision of telecommunication services) and the other being TData (to concentrate other economic activities than telecommunication services, including Value-Added Services, as defined in art. 61 of the General Telecommunications Law). This segregation of activities is necessary because the Company is prevented, by law, from providing other than telecommunication services.

The Chairman also explained that concentrating the provision of telecommunication services into one sole legal entity will enable convergence, allowing a consolidated and confluent offer of telecommunication services and simplified offer of service packages, with consequent reduction in administrative and operating costs, and standardization and rationalization of the Companies’ operations.

The Chairman further explained that the corporate organization sought herein, involving the Company’s wholly-owned subsidiaries and controlled companies, was submitted to the National Telecommunications Agency – ANATEL for review and prior approval, having been approved under the terms of Act no. 3043, dated May 27, 2013, published in the Federal Official Gazette on May 29, 2013 (“Consent Act”).

Finally, the Chairman pointed out that the matter had been previously reviewed by the Audit and Control Committee and by the Statutory Audit Council of the Company.

After the presentation was completed, the following documents were made available to the Directors:

Minutes of the 233rd RCA

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 233rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

(i) appraisal report for TData’s net assets to be spun-off and the draft Protocol and Instrument of Justification of Partial Spin-off of TData and Merger into the Company (“TData Protocol”), to be entered into between TData and the Company;

(ii) appraisal report for the portion of Vivo’s net equity to be spun-off and the draft Protocol and Instrument of Justification of Full Spin-off of Vivo with transfer of portions of the spun-off net equity to TData and to the Company (“Vivo Protocol”), to be entered into among Vivo, TData and the Company;

(iii) appraisal report for the portion of ATelecom’s net equity to be spun-off and the draft Protocol and Instrument of Justification of Full Spin-off of ATelecom with transfer of portions of the spun-off net equity to TData and to the Company (“ATelecom Protocol”), to be entered into among ATelecom, TData and the Company;

(iv) appraisal report for TST’s net equity and Independent Auditors’ Reasonable Assurance Report on the Combined Accounting Information for TST, Ajato Telecomunicação Ltda. (“Ajato”), TVA Sul Paraná S.A. (“Sul Paraná”), Comercial Cabo TV São Paulo S.A. (“CaTV”), Lemontree Participações S.A. (“Lemontree”) and GTR-T Participações e Empreendimentos S.A. (“GTR-T”), for purposes of merger of TST’s total equity (already considering the merger of the above mentioned companies into TST, to occur as of the same date) into the Company; and the draft Protocol and Instrument of Justification and Merger of TST into the Company (“TST Protocol” and, together with TData Protocol, Vivo Protocol and ATelecom Protocol, the “Protocols”), to be entered into between its wholly-owned subsidiary TST and the Company.

After the due explanations were provided, the members of the Board of Directors, by unanimous vote of the attendees, have decided to:

4.1. approve, ad referendum to the general meeting of the Company to be held for deciding about the matter, the draft TData Protocol to be entered into as of this date between the Company and TData, which provides for the partial spin-off of TData, with transfer of the spun-off net assets to the Company. The TData Protocol sets forth the

Minutes of the 233rd RCA

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 233rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

general terms and conditions of the transaction sought herein, the justifications thereof, and the criteria for appraisal of the shares and of the assets to be merged into the Company. As explained and provided for in the TData Protocol, the merger of the spun-off net assets shall not result in increase of the capital stock of the Company, given that the net equity of the spun-off company, a wholly-owned subsidiary of the Company, is already reflected in the Company’s equity, for which reason, no will be no exchange ratio of the shares held by TData’s non-controlling shareholders for shares in the Company. Therefore, no appraisal of the net equity of the companies at market prices is required for purposes of article 264 of Law no. 6404/76, according to recent understandings of the Brazilian Securities and Exchange Commission;

4.2. confirm, ad referendum to the general meeting of the Company to be held for deciding about the matter, the appointment by the Executive Officers of the expert evaluation firm Ernst & Young Terco Auditores Independentes S.S., enrolled with the National Register of Legal Entities of the Ministry of Finance under nº 61.366.936/0001-25, for appraisal of TData’s net assets to be spun-off and merged into the Company;

4.3. approve, ad referendum to the general meeting of the Company to be held for deciding about the matter, the appraisal report for TData’s net assets to be spun-off, appraised at their book value, as of April 30, 2013;

4.4. approve, ad referendum to the general meeting of the Company to be held for deciding about the matter, the draft Vivo Protocol to be entered into on this date between the Company, TData and Vivo, which provides for the full spin-off of Vivo, with transfer of portions of the spun-off net equity to the Company and to TData. Vivo Protocol provides for the general terms and conditions of the transaction sought herein, the justifications thereof, the criterion for evaluation of the shares and of the portions of the spun-off equity to be merged into the Company and into TData.

4.5. confirm, ad referendum to the general meeting of the Company to be held for deciding about the matter, the appointment by the Executive Officers of the expert evaluation firm Ernst & Young Terco Auditores Independentes S.S., for appraisal of

Minutes of the 233rd RCA

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 233rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

portions of Vivo’s net equity to be spun-off and merged into the Company and into TData;

4.6. approve, ad referendum to the general meeting of the Company to be held for deciding about the matter, the appraisal report for the portion of Vivo’s net equity to be spun-off, appraised at its book value, as of April 30, 2013;

4.7. approve, ad referendum to the general meeting of the Company to be held for deciding about the matter, the draft ATelecom Protocol to be entered into on this date between the Company, TData and ATelecom, which provides for the full spin-off of ATelecom, with transfer of portions of the spun-off net equity to the Company and to TData. ATelecom Protocol provides for the general terms and conditions of the transaction sought herein, the justifications thereof, the criterion for evaluation of the shares and of the portions of the spun-off equity to be merged into the Company and into TData.

4.8. confirm, ad referendum to the general meeting of the Company to be held for deciding about the matter, the appointment by the Executive Officers of the expert evaluation firm Ernst & Young Terco Auditores Independentes S.S., for appraisal of portions of ATelecom’s net equity to be spun-off and merged into the Company and into TData;

4.9. approve, ad referendum to the general meeting of the Company to be held for deciding about the matter, the appraisal report for the portion of ATelecom’s net equity to be spun-off, appraised at its book value, as of April 30, 2013;

4.10. approve, ad referendum to the general meeting of the Company to be held for deciding about the matter, the draft TST Protocol to be entered into on this date between the Company and TST, which provides for the merger of TST into the Company. TST Protocol provides for the general terms and conditions of the transaction sought herein, the justifications thereof, the criterion for evaluation of the shares and of the net equity to be merged into the Company.

Minutes of the 233rd RCA

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 233rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

4.11. confirm, ad referendum to the general meeting of the Company to be held for deciding about the matter, the appointment by the Executive Officers of the expert evaluation firm Ernst & Young Terco Auditores Independentes S.S., for appraisal of TST’s net equity to be merged into the Company;

4.12. approve, ad referendum to the general meeting of the Company to be held for deciding about the matter, the appraisal report for TST’s net equity, appraised at its book value, as of April 30, 2013, as well as the Independent Auditors’ Reasonable Assurance Report, on the Combined Accounting Information of TST, Ajato, Sul Paraná, CaTV, Lemontree and GTR-T, for purposes of merger of TST’s total equity (already considering the merger of the above mentioned companies into TST, to occur on the same date) into the Company.

The Directors found that the above described mergers of companies and of net assets, as contemplated herein, shall not result in an increase of the capital stock of the Company, nor in the issuance of new shares by the Company, in such manner that the Corporate Reorganization shall not give rise to any change whatsoever in the equity interests currently held by the shareholders in the Company. Therefore, there will be no exchange of shares held by non-controlling shareholders of the spun-off company for shares in the surviving company shall be considered, given that the Company is or shall be, at the time of the merger of the assets and/or companies, as the case may be, the sole shareholder of the companies to be spun-off/merged. No right to withdrawal shall be applicable as well. Accordingly, no appraisal report of the net equity at market price shall be required to be prepared for calculation of the exchange ratio of shares held by non-controlling shareholders, as set forth in article 264 of the LSA and in article 2, §1, VI, of CVM Instruction no. 319/99, as per recent opinions already provided by the CVM for inquiries submitted with regard to similar reorganization processes and as mentioned in CVM Resolution no. 559, dated 11/18/2008.

4.13. by reason of the approval of the terms and conditions of the Protocols, as decided herein, as well as of the explanations provided with respect to the corporate

Minutes of the 233rd RCA

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 233rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

reorganization contemplated herein and the existence of a favorable opinion issued by the Statutory Audit Council and the recommendation of the Audit and Control Committee, the members of the Board of Directors issued their favorable opinion as to the transaction and authorized the execution of the Protocols to be entered into by the Executive Officers, as well as the performance of the necessary acts for implementing the same, including, without limitation, calling the shareholders of the Company for a general meeting to be held for deciding about the transaction;

4.14. approve the Company’s declaration, as provided for in article 3 of the Consent Act, and the presentation thereof to the general shareholders’ meeting;

4.15. approve the draft call notice for the general meeting of the Company to be held in order to decide in the above mentioned transactions, to be published.

Since there was no other business to be transacted, the meeting was closed, these minutes were drawn-up, and, upon being read, were approved and signed by the Directors and the Secretary and transcribed in the proper book.

BOARD OF DIRECTORS

Minutes of the 233rd RCA

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 233rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

[continuation of the 233rd Meeting of the Board of Directors of Telefônica Brasil S.A., held on June 11, 2013]

Minutes of the 233rd RCA

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	June 17th, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director